Exhibit 99.1

NEWS RELEASE

OLYMPUS COMMENCES EXPLORATION PROGRAMS ON FOUR CORE PROPERTIES

Toronto, July 6, 2010 - Olympus Pacific Minerals Inc. (TSX & ASX: OYM, OTCBB: OLYMF, and Frankfurt: OP6) (the "Company" or "Olympus") is pleased to announce the Company's planned exploration program for the 12 months ending June 30, 2011.

Consequent upon the acquisition of two advanced mineral properties (see Olympus Press Release, dated December 17, 2009), the Company has more than doubled its resource base (See Press Release, dated June 23, 2010) whilst simultaneously achieving year-to-date gold sales consistent with the 2010 production forecast. (See Olympus Press Release, dated April 30, 2010). The Company’s stated aim is to progressively increase and upgrade its resources, develop new mines and achieve a gold production rate of 300,000 oz/annum by 2014. The Company has this year budgeted US$6M for exploration and resource studies at its four core properties.

David Seton, Chairman, and Chief Executive Officer stated, “This is our largest exploration program since the global financial crisis when the company prudently reduced on exploration to conserve cash.”  “It is expected that this forward program will substantially increase our reserve and resource inventory”

The tonnage and grade of current reserves and resources were announced on June 23 and may be viewed on the Company’s website (See hyperlink at the end of this announcement). Key components of the proposed 12 month forward exploration program are as follows:

1.  Bong Mieu Gold Mine (Central Vietnam):

Bong Mieu Property currently contains two operating mines; one planned new mine and multiple prospective exploration sites.

Bong Mieu Central (open-pit mine):  This has been the main production pit since the company began mining in 2006.  During the third quarter 2010, limited step-out diamond drilling  (450m in 5 holes) will be conducted beyond the southern pit boundary to test an open-ended, south-dipping projection of this ore body.

Bong Mieu South (underground mine):  The current mine development lies down-dip from a historic French mine that operated up until WWII. Exploration planned for 2010 and beyond will be conducted mainly by drilling from underground drill-drives, to be developed concurrently with the advancement of production drives. Underground drilling will be augmented by subordinate surface drilling. This program has not yet been finalized, but will likely extend over several years. Since the Bong Mieu South deposit presently exceeds 2.5km of strike, remaining open along strike to the east and west, as well as down-dip to the south, the ultimate size of this ore-body is not presently known.

Bong Mieu East (planned open-pit mine):  In-fill resource drilling (700m in 8 holes) is currently in progress to upgrade resources and provide samples for metallurgical test-work, prior to planned mining feasibility studies, which  are scheduled to begin later this year. The defined resource is constrained only by the current limit of drilling.   Mineralization remains open along strike to the East and West and down-dip to the North. Further, step-out diamond drilling is scheduled late this year.

Bong Mieu Anticline: The above ore-bodies occur as a stacked series of mineralized shear zones within opposing limbs of the Bong Mieu Anticline. The open-ended Bong Mieu East and Bong Mieu South mineralization zones are projected to intersect at the southeast plunging axis of the anticline. Detailed geological mapping, structural analysis and surface geochemical (soil + rock) surveys are currently in progress, with the objective of better defining the structure prior to proposed initial scout drilling (500m in 4 holes) starting in third quarter 2010.

2.  Phuoc Son Gold Mine (Central Vietnam):

The Phuoc Son property currently contains two underground gold mines; one operating and one still under development. Mining reserves have to date been delineated within two ore shoots; the strike-widths of which aggregate about 500m. The ore shoots plunge obliquely down-dip within a shear zone (Dak Sa), which has to date been delineated by wide-spaced drilling along 5km of  strike, yet remains open-ended in both strike-directions, as well as down-dip.

Upon completion of a definitive structural study, the focus over the 12 month exploration program will be on step-out diamond drilling (6,500m in 45 holes), aimed at delineating parallel ore-shoot repetitions within the (4.5km) balance of the Dak Sa shear. Adjacent structures will also be investigated. Since  Dak Sa is but one shear within a stacked series, with more than 20 under-explored gold mineralized locations so far recorded within the project area, the Phuoc Son goldfield is assessed to have substantial exploration upside. An initial 3,000m diamond drilling contract is now in preparation for third quarter commencement.

3.  Tien Thuan Gold Project (Central Vietnam):

A scout diamond drilling program (1,000m in 8 holes) is presently in progress to initially investigate the depth persistence of extensive gold-mineralized mesothermal quartz veins that were earlier mapped in the Nui Bac Ma sector of the Tien Thuan project.

Eleven strike-km of quartz veining has so far been delineated within six sub-parallel  structures. Indications from precedent artisan mining suggest apparent continuity of elevated gold grades over considerable strike lengths. Subject to positive results from initial wide-spaced drilling; deeper pattern drilling will be conducted to delineate resources. Provided near-surface gold grades persist at depth, the project is estimated to have multi-million ounce gold potential.

4.  Bau Gold Project (Sarawak, East Malaysia):

As earlier announced (See Olympus Press Release, dated June 23, 2010), the Bau Gold Property has been independently assessed as having gold resources of: 0.56M oz (measured + indicated) and 1.89M oz (inferred). This resource includes several different mineralization styles, in multiple deposits that have to date been drilled only to shallow depth and remain open to further expansion through continuing exploration.

Recent reprocessing of airborne DIGHEM geophysical data within a central area of the goldfield  has additionally revealed several exceptionally strong conductivity anomalies at depth. These are interpreted as the expression of large, mineralized quartz vein systems extending down to more than 700m below surface. These are compelling drill targets; the drilling of which is scheduled to commence in the 2010 third quarter. The 12 month program is for 7,000m in 45 holes. A contract for an initial 3,000 metres of HQ diamond drilling has been let and is scheduled to commence in mid-August.

After completion of mine scoping studies, an additional drilling program to upgrade the bulk of the existing resource to measured and indicated categories and to test deeper and lateral extensions of mineralization will also commence.

The tonnages and grades of the various categories within the Company’s current table of mine reserves and resources may be viewed or downloaded from hyperlink:

http://www.olympuspacific.com/pdf/mineral_reserve_and_resource_tables_June_14_2010.pdf.

Olympus is positioned to expand gold production in Southeast Asia from its core properties and has established a production time line that’s projected to increase the Company’s annualized production to 85,000 ounces gold by 2011 and a production pipeline capable of further expansion to some 300,000 oz by 2014. The diversified gold production Company expects to further expand its Reserve and Resource Estimates in East Malaysia and Vietnam through continued exploration in 2010.

OLYMPUS PACIFIC MINERALS INC.

David A. Seton
Chairman and Chief Executive Officer

For further information contact:

James W. Hamilton,
Vice-President Investor Relations
T: (416) 572-2525 or TF: 1-888-902-5522
F: (416) 572-4202

info@olympuspacific.com
www.olympuspacific.com

The material in this announcement has been prepared under the supervision of Rod Murfitt, who is a member of the Australasian Institute of Mining and Metallurgy (AusIMM) and a Competent Person, as defined in the 2004 Edition of the "Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserve" (the JORC Code) and Canadian Instrument 43-101.  Mr Murfitt consents to the inclusion in this report of the Information, in the form and context in which it appears.

OLYMPUS FOFI DISCLAIMER

Certain of the statements made and information contained herein is "forward-looking information" within the meaning of the Ontario Securities Act, including statements concerning our plans at our Vietnamese mineral projects, which involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking information. Forward-looking information is subject to a variety of risks and uncertainties which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, failure to establish estimated resources or to convert resources to mineable reserves; the grade and recovery of ore which is mined varying from estimates; capital and operating costs varying significantly from estimates; delays in obtaining or failure to obtain required governmental, environmental or other project approvals; changes in national and local government legislation or regulations regarding environmental factors, royalties, taxation or foreign investment; political or economic instability; terrorism; inflation; changes in currency exchange rates; fluctuations in commodity prices; delays in the development of projects; shortage of personnel with the requisite knowledge and skills to design and execute exploration and development programs; difficulties in arranging contracts for drilling and other exploration and development services; dependency on equity market financings to fund programs and maintain and develop mineral properties; risks associated with title to resource properties due to the difficulties of determining the validity of certain claims and other risks and uncertainties, including those described in each management discussion and analysis. In addition, forward-looking information is based on various assumptions including, without limitation, the expectations and beliefs of management; the assumed long-term price of gold; the availability of permits and surface rights; access to financing, equipment and labour and that the political environment within Vietnam will continue to support the development of environmentally safe mining projects. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements. Accordingly, readers are advised not to place undue reliance on forward-looking information. Except as required under applicable securities legislation, the Company undertakes no obligation to publicly update or revise forward-looking information, whether as a result of new information, future events or otherwise.